CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 June 26, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549


      Re:         First Trust Exchange-Traded Fund II (the "Trust")
                         File Nos. 811-21944 and 333-143964
              ---------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 3, 2015 (the "Registration Statement"), which you discussed with us on June 29, 2015. The Registration Statement relates to the First Trust NASDAQ(R) CEA Cybersecurity ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - FEES AND EXPENSES OF THE FUND

      Footnote 1 to the Annual Fund Operating Expenses Table discloses that the Fund has adopted a 12b-1 plan that will not require the Fund to pay 12b-1 fees for a certain period of time. Please provide a date that is at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

      The disclosure has been revised in accordance with this comment.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide a plain English description for the term "securities protocols" or remove it from the disclosure.

RESPONSE TO COMMENT 2

      The disclosure has been revised in accordance with this comment.

Karen Rossotto
June 30, 2015
Page 2



COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Please move the disclosures relating to the general trading characteristics of the securities comprising the Index from the "Eligibility Criteria" section to the "Principal Investment Strategies" section. In particular, please state the general size (i.e. small or mid capitalization) of the companies comprising the Index.

RESPONSE TO COMMENT 3

      The disclosure has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Please explicitly state that the Fund will invest in each security comprising the Index.

RESPONSE TO COMMENT 4

      The disclosure has been revised in accordance with this comment.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      If derivatives will serve as replacement securities please make an explicit statement to that effect.

RESPONSE TO COMMENT 5

      The Fund does not expect to use derivatives as replacement securities.

COMMENT 6 - FUND INVESTMENTS

      If the Fund intends to invest in unsponsored American depositary receipts please make an explicit statement to that effect.

RESPONSE TO COMMENT 6

      The Fund does not expect to invest in unsponsored American depositary receipts.

Karen Rossotto
June 30, 2015
Page 3



COMMENT 7 - ADDITIONAL RISKS OF INVESTING IN THE FUND - PRINCIPAL RISKS;
            STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVES AND POLICIES

      Please explicitly state that the Fund intends to concentrate in the cybersecurity sector and provide any corresponding risk disclosure.

RESPONSE TO COMMENT 7

      The disclosure has been revised in accordance with this comment.

COMMENT 8 - STATEMENT OF ADDITIONAL INFORMATION - DETERMINATION OF NET ASSET VALUE AND FEDERAL TAX MATTERS

      These sections contain disclosure relating to the valuation of options, futures and forward currency contracts. If the Fund intends to invest in derivatives please state so explicitly and provide the corresponding risk disclosure.

RESPONSE TO COMMENT 8

      The Fund does not expect to invest in derivatives. The language contained in these sections is standard language and is contained in the registration statements of all First Trust exchange-traded funds.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Karen Rossotto
June 30, 2015
Page 4



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By:  /s/ Morrison C. Warren
                                                        -----------------------
                                                            Morrison C. Warren